Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Neptune Technologies & Bioressources Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN THAT the annual meeting of the shareholders (the “Meeting”) of the Corporation will be held at the McCord Museum, located at 690 Sherbrooke Street West, Montreal, Quebec, H3A 1E9, Canada, on August 15, 2018 at 10:30 a.m., for the following purposes:

1.	to receive the financial statements of the Corporation for the financial year ended March 31, 2018 and the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4.

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving the unallocated options under the Corporation’s stock option plan, as more particularly described in the accompanying management information circular (the “Circular”);

5.

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming certain amendments to the Corporation’s stock option plan, as previously approved by the board of directors of the Corporation (the “Board”), as more particularly described in the Circular;

6.

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the grant of 2,095,333 options to purchase common shares of the Corporation to certain executives and Board members, as previously approved by the Board, as more particularly described in the Circular;

7.

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving the unallocated entitlements under the Corporation’s equity incentive plan, as more particularly described in the Circular;

8.

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming certain amendments to the Corporation’s equity incentive plan, as previously approved by the Board, as more particularly described in the Circular;

9.

to consider and, if deemed appropriate, to pass, with or without variation, a special resolution approving, ratifying and confirming a change of name of the Corporation from “Neptune Technologies & Bioressources Inc.” to “Neptune Wellness Solutions Inc.” / “Neptune Solutions Bien-être Inc.”; and

10.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

SIGNED in Laval, Québec, ON JULY 17, 2018

By Order of the Board of Directors

/s/ Jean-Daniel Bélanger

Jean-Daniel Bélanger

Corporate Secretary

The Corporation’s shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established June 25, 2018 as the record date for the purpose of determining the Corporation’s shareholders who are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no later than 10:30 a.m. on August 13, 2018, or, in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying Circular.